Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: April 2, 2024

Investor Call Script

James McDonald—SVP of Investor Relations & Industry Affairs, SLB

Thank you, Leah.

Good morning, and welcome to our conference call following SLB’s announced acquisition of ChampionX Corporation earlier today. Joining us on the call are Olivier Le Peuch, Chief Executive Officer of SLB, Stephane Biguet, Chief Financial Officer of SLB, and Soma Somasundaram, President and CEO of ChampionX.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. I, therefore, refer you to our latest 10-K filing and other SEC filings which can be found on our website. We are under no obligation, and expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SLB and ChampionX will file materials related to the proposed transaction with the Securities and Exchange Commission, including a registration statement that contain a proxy statement/prospectus of the parties. Investors and security holders are urged to read those materials once they are available, which can be obtained from the SEC’s website, www.sec.gov, and from the companies’ websites. SLB, ChampionX, their directors, executive officers, and certain members of management and their employees may be considered participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. This will be described further in the proxy statement/prospectus when it is filed.

I’ll now turn the call over to Olivier.

Olivier Le Peuch—CEO, SLB

Thank you, James.

I’m excited to share today’s news that we have agreed to acquire ChampionX. The combination of capabilities resulting from this transaction is a compelling value proposition for our industry. We will be able to accelerate innovation with our customers, and I believe it will become a catalyst to unlock the potential of the production and recovery space.

Both of our companies have loyal customer relationships, and we know those customers are seeking to maximize the value of their assets while improving efficiency in the production and reservoir recovery phase of their operations. This presents a significant opportunity for service providers who can partner throughout the entire production lifecycle, offering integrated solutions and delivering differentiated value.

The acquisition of ChampionX – with its recognized leadership in production chemicals and well-established artificial lift portfolio – will help us achieve this by driving operational performance and recovery for our customers and further strengthening and diversifying our advantaged portfolio.

Over the next few minutes, I’ll share more details about the complementary nature of our businesses and how this transaction will support SLB’s strategy. Let me focus on three areas where I believe this acquisition will drive value:

Expanding Our Portfolio

First, this acquisition will expand SLB’s presence in the less cyclical – and growing – production and recovery space in a way that is closely aligned with our returns-focused, capital-light strategy. The majority of ChampionX’s revenue is driven by OpEx, which will become an increasing part of overall upstream exploration and production spend. Deliberately increasing our exposure to the production chemical and artificial lift markets positions us in a growing and resilient spend category into the next decade and beyond.

The chemicals sector offers a steady and stable baseload of activity, decoupled from traditional rig count cycles and commodity prices. As assets age, chemical intensity and usage will further accelerate, and ChampionX is vertically integrated in this market with a significant manufacturing network that is well positioned to deliver on this growing demand.

And in artificial lift, nearly 90% of oil wells will require one or several forms of lift solution during their producing life. With this acquisition, we establish a broad lift portfolio that will unlock future growth opportunities delivered through our shared innovation capability, complementary customer footprints, and a distinctive promise to deliver full field, digitally enabled production optimization solutions to customers.

Driving Customer Performance

Second, this transaction will accelerate our customers’ performance. Our enhanced portfolio and technology capabilities – including proven subsurface expertise as well as our digital leadership – will accelerate innovation in production and recovery. Ultimately, this will drive new value creation and will enable a step change in the efficiency and longevity of producing assets.

This directly supports our Core strategy, which continues to be centered on driving performance and meeting growing energy demand, all while supporting decarbonization and emissions reduction. We do this through innovation, scale, and digitalization, and incorporating ChampionX’s technologies and solutions in our portfolio will represent the next step in the realization of that strategy.

Both SLB and ChampionX have made significant investments to integrate digital capabilities into our respective portfolios, including emerging technologies such as AI. Applying these to the full production and recovery cycle will create additional value for our customers by structurally lowering the cost and carbon intensity of our customers’ oil and gas production.

Expanding Our Global Offering

Third, SLB’s international leadership will complement ChampionX’s significant footprint in North America.

In the international markets, we will broaden ChampionX’s global footprint through geographic expansion, a broader chemical technology portfolio, and increased go-to-market integration. And in the U.S., we will leverage ChampionX’s customer relationships, operational agility, and fit-for-basin technology to drive performance while realizing near-term synergies. Ultimately, SLB will capture more of the global OpEx spend, an aspect that will be crucial as brownfield production enhancements become even more critical in the coming decades.

To close my introductory remarks, I am very eager to welcome the ChampionX team to SLB once the transaction closes. Their talent, technology, innovation, and commitment to customer success are aligned with SLB’s own culture and commitment to the same. By bringing ChampionX into SLB, we create a step change in value for our customers, our shareholders, and our employees as we continue to drive energy innovation for a balanced planet.

I will now turn the call over to Stephane, who will provide specific details of the transaction.

Stephane Biguet—Executive VP and CFO, SLB

Thank you, Olivier.

SLB has entered into an agreement to purchase Champion X in an all-stock transaction. ChampionX shareholders will receive 0.735 shares of SLB in exchange for each share of ChampionX stock. The agreement places a value of $40.59 per ChampionX share, which represents a 14.7% premium based on the closing price of April 1, 2024. Upon closing, ChampionX shareholders will collectively own approximately 9% of SLB outstanding shares.

I will now highlight a few key elements of the transaction:

Synergies

Let me first comment on the synergies we referred to in our press release. We have done a substantial amount of work to understand the synergies that can be unlocked by this acquisition and have a high degree of confidence in our estimates. We expect the transaction to close before the end of 2024, making 2025 the first year we will extract meaningful benefits. We estimate annual pre-tax synergies to reach approximately $400 million within three years, with 70 to 80% realized in 2026, and the remainder in 2027.

These synergies consist primarily of reduced operating costs, supply chain optimization, and G&A savings, as well as the benefits from revenue synergies that are expected to grow significantly in future years as Olivier commented earlier.

Accretion

Second, considering these synergies and based on consensus estimates for both companies, we expect the transaction to be accretive to free cash flow per share in 2025 and accretive to earnings per share in 2026. This includes certain assumptions regarding the purchase accounting, which can only be finalized upon the closing of the transaction.

Based on these assumptions, we have estimated the annual incremental after-tax depreciation and amortization as a result of fair value adjustments to the net assets of ChampionX to be approximately $0.06 to $0.07 per share. We also expect ChampionX’s margins to be accretive to our production chemicals and artificial lift businesses and to be further strengthened by the synergies I have just discussed.

Increase in Returns to Shareholders

Finally, to highlight our confidence in the value that this transaction will create, and in our ability to continue generating strong cash flows from our broader portfolio, we are raising our 2024 target for total returns of capital to shareholders, from $2.5 billion to $3 billion. The $0.5 billion increase will be in the form of additional share repurchases. We are also setting our target for returns to shareholders in 2025 at $4 billion. The combined $7 billion of total returns to shareholders targeted over 2024 and 2025 reflects our commitment to maintaining a strong balance sheet and to remaining disciplined in our future capital allocation.

I will now turn the conference call to Soma to share ChampionX’s perspective on the transaction.

Soma Somasundaram – President and CEO, ChampionX

Thank you, Stephane.

Let me first provide some historical context to frame why I am excited about this combination.

Since long before we became an independent, publicly traded company six years ago and completed our transformational Apergy/ChampionX merger nearly four years ago, we started out on a purposeful journey to build the best production-focused company in the energy industry, driven by our vision of improving lives, and focused on helping our customers unlock energy the world needs in an economically and environmentally sustainable way.

We have long viewed the production well site as the playing field in which we are uniquely well-positioned to deliver impactful life-of-field production optimization solutions to customers, and it is through this strategic lens that we have built a portfolio of differentiated production chemicals, artificial lift, digital, and emissions monitoring technologies which helps operators meet their objective of maximizing the value of their producing assets. This has never been more relevant to customers than now, given the energy industry backdrop of a structural shift toward capital discipline in the upstream industry. ChampionX has a very differentiated presence at the customer’s well site, one which enables us to generate revenue and resilient cash flow throughout the lifecycle of the well. Our strategy and the work we do are highly focused around driving our customer’s success and creating value for our shareholders.

As I think about the ChampionX strategic priorities we have shared with our shareholders and other stakeholders, I see this combination with SLB helping advance those priorities given SLB’s focus on technology and innovation, and its deep customer intimacy with upstream and midstream operators around the world, in every major energy producing region and operating environment. For our shareholders, this combination provides compelling value creation and the opportunity to share in significant upside from the realization of synergies.

Now let me close with a few words about our 7,300 motivated ChampionX employees around the world, who are at the heart of our company, as they wake up every day highly motivated and focused on rolling up their sleeves and working collaboratively to solve customer problems. We continuously seek to improve performance by systematically identifying and eliminating waste across the enterprise. We view this culture as a competitive advantage. I am grateful for all their hard work and they inspire me every day.

Finally, I am confident that our talented employees will remain wholly dedicated to this purpose and that they will benefit from greater opportunities as part of SLB’s global reach. I also appreciate that SLB is committed to preserving and capitalizing on all that has made ChampionX successful.

With that, I will turn it back over to you, Olivier.

Olivier Le Peuch—CEO, SLB

Thank you, Soma. Ladies and gentlemen, we will now open the line for Q&A.

Olivier Le Peuch—CEO, SLB

Thank you, Leah.

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways:

First, this acquisition will position SLB to deliver best-in-class workflow integration across production chemicals and artificial lift. This will enable us to meet the toughest subsurface challenges and ensure superior recovery for our customers in both North America and the international markets.

Second, our enhanced portfolio, technology capabilities, and digital leadership will accelerate innovation in production and recovery, driving value creation for our customers and stakeholders.

And third, by strategically increasing our exposure to the less cyclical and growing production and recovery space, we will be even better positioned to continue growing SLB’s earnings and cash flows and returning incremental value to shareholders moving forward.

I am fully confident in our strategy and look forward to sharing more updates during our earnings call later this month.

Lastly, I want to thank Soma, his leadership team, and the ChampionX Board for their efforts to make this opportunity a reality.

With that, we will conclude our call this morning. Thank you all for joining.

Copyright © 2024 SLB. All rights reserved.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024_def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2023 Annual Meeting of Stockholders
(https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308923000073/championx-20230327.htm), which was filed with the SEC on March 29, 2023, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2022 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2022”, “Summary of 2022 Compensation for Named Executive

Officers”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.